Exhibit 1

Consolidated Balance Sheets

(expressed in thousands of Canadian)

	June 30	December 31
	2007	2006
	(unaudited)
ASSETS
Current Assets
Cash	$4,505	$3,153
Concentrate awaiting settlement, net – Note 3	98,814	82,050
Taxes recoverable	252	145
Inventories	14,606	14,164
Current portion of crushed and broken ore stockpiles	8,862	7,134
Other assets	1,436	2,602
	128,475	109,248

Mining interests, net	130,757	146,617
Mine restoration deposit	8,151	8,041
Crushed and broken ore stockpiles	383	289
Deferred financing costs – Note 10	—	962
	$267,766	$265,157

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$17,306	$21,526
Advance purchase facility – Note 9 (a)	8,868	—
Future mining tax liability	186	149
Current portion of obligations under capital leases	1,835	2,104
Current portion of convertible notes payable – Note 4	29,324	22,148
Current portion of long-term debt – Note 5	6,218	6,662
Kaiser Francis credit facility – Note 5	—	5,827
	63,737	58,416

Mine restoration obligation	8,707	8,211
Obligations under capital leases	2,851	4,111
Convertible notes payable - Note 4	9,259	23,062
Long-term debt – Note 5	7,216	10,992
Future mining tax liability	1,439	381
	93,209	105,173

Shareholders’ Equity
Common share capital and common share purchase warrants – Note 6	357,625	339,743
Equity component of convertible notes payable, net of issue costs – Note 4	10,138	12,336
Contributed surplus – Note 6	3,717	1,269
Deficit	(196,923)	(193,364)
Total shareholders’ equity	174,557	159,984
	$267,766	$265,157

Commitments – Notes 1 and 9

Consolidated Statements

of Operations and Deficit

(expressed in thousands of Canadian dollars, except share and per share amounts)

(unaudited)

	Three months ended June 30		Six months ended June 30
	2007	2006	2007	2006
Revenue from metal sales –
before pricing adjustments	$53,451	$36,698	$113,755	$61,054
Pricing adjustments – commodities	(2,421)	566	6,720	7,518
Pricing adjustments – foreign exchange	(6,535)	(1,745)	(7,541)	(1,561)

Revenue from metal sales – Note 8	44,495	35,519	112,934	67,011
Operating expenses
Production costs, excluding amortization and asset retirement costs	32,438	28,289	65,690	52,600
Smelter treatment, refining and freight costs	5,733	4,237	10,995	6,951
Amortization	11,923	7,538	23,831	11,135
Administrative	2,321	1,584	4,017	3,763
Exploration expense	798	2,659	4,026	4,683
Loss on disposal of equipment	—	194	—	194
Asset retirement costs	498	132	677	255
Total operating expenses	53,711	44,633	109,236	79,581
Income/(loss) from mining operations	(9,216)	(9,114)	3,698	(12,570)

Other expenses (income)
Interest on long-term debt, capital leases and convertible notes payable	1,162	1,423	2,704	2,118
Foreign exchange loss (gain)	(4,355)	(955)	(4,981)	(674)
Interest income	(187)	(380)	(270)	(463)
Accretion expense relating to convertible notes payable – Note 4	3,250	2,460	7,512	2,460
Interest expense	216	—	756	—
Deferred financing costs	219	144	441	659
Total other expenses	305	2,692	6,162	4,100

Loss before income taxes	(9,521)	(11,806)	(2,464)	(16,670)
Income tax expense (recovery)	(455)	(481)	1,095	(1,204)
Loss for the period	(9,066)	(11,325)	(3,559)	(15,466)
Deficit, beginning of period	(187,857)	(163,396)	(193,364)	(159,255)
Deficit, end of period	$(196,923)	$(174,721)	$(196,923)	$(174,721)
Loss per share
Basic	$(0.17)	$(0.22)	$(0.07)	$(0.30)
Diluted	$(0.17)	$(0.22)	$(0.07)	$(0.30)

Weighted average number of shares outstanding
Basic	54,410,210	52,371,162	53,749,822	52,293,401
Diluted	54,410,210	52,371,162	53,749,822	52,293,401

Consolidated Statements of Cash Flows

(expressed in thousands of Canadian dollars)

(unaudited)

	Three months ended June 30		Six months ended June 30
	2007	2006	2007	2006
Cash provided by (used in) Operations
Loss for the period	$(9,066)	$(11,325)	$(3,559)	$(15,466)
Operating items not involving cash
Accretion expense relating to convertible notes payable	3,250	2,460	7,512	2,460
Amortization	11,923	7,538	23,831	11,135
Amortization of deferred financing costs	219	144	441	155
Interest settled on convertible notes	1,007	395	1,581	395
Accrued interest on mine restoration deposit	(110)	(84)	(110)	(84)
Unrealized foreign exchange (gain) loss	3,478	(582)	3,409	(526)
Asset retirement costs	498	132	677	255
Future income tax expense (recovery)	1,050	(295)	1,095	(1,130)
Write-off of deferred financing costs	—	—	—	504
Stock based compensation and employee benefits	616	458	1,025	883
Loss on disposal of equipment	—	194	—	194
	12,865	(965)	35,902	(1,225)
Changes in non-cash working capital – Note 7	(9,486)	(16,159)	(30,390)	(26,343)
	3,379	(17,124)	5,512	(27,568)

Financing Activities
Advances under purchase facility	4,453	—	8,868	—
Issuance of common shares	—	3,446	5,703	3,921
Repayment of long-term debt	(1,562)	(1,625)	(9,042)	(3,295)
Repayment of obligations under capital leases	(539)	(597)	(1,082)	(1,175)
Mine restoration deposit	—	(300)	—	(600)
Issuance of convertible notes	—	—	—	41,037
Increase in long term debt and credit facility	—	—	—	2,311
Deferred financing costs	—	(227)	—	(2,364)
	2,352	697	4,447	39,835
Investing Activities
Additions to mining interests	(4,148)	(3,649)	(8,607)	(11,084)

Increase (decrease) in cash and cash equivalents	1,583	(20,076)	1,352	1,183
Cash and cash equivalents, beginning of period	2,922	36,290	3,153	15,031
Cash and cash equivalents, end of period	$4,505	$16,214	$4,505	$16,214

Notes to the Consolidated Financial Statements

for the six months ended June 30, 2007

(expressed in thousands of Canadian dollars, except share, per share and per ounce amounts and metal prices)

(unaudited)

1. NATURE OF OPERATIONS

North American Palladium Ltd. (the “Company”) is a Canadian company in the business of exploring and mining Platinum Group Metals (“PGMs”) and certain base and precious metals. Its principal asset is the Lac des Iles mine located in the Thunder Bay District in Ontario, Canada. The Company also has base metal exploration projects located in Canada and an advanced PGM exploration project located in Finland in which it is earning an interest under an agreement signed on March 24, 2006 to form a joint venture. The Company operates in one operating segment; mining.

The Company’s financial position and operating results are directly affected by the market price of the PGMs in relation to the Company’s production costs. The prices of PGMs (palladium, platinum) and by-product metals (gold, copper and nickel) fluctuate widely and are affected by numerous factors beyond the Company’s control.

Arctic Platinum Project

On March 24, 2006, the Company signed a framework agreement with subsidiaries of Gold Fields Limited to earn a 60% interest in certain mineral interests in Finland known as the Arctic Platinum Project (“APP”). The agreement is subject to a back-in right in favour of Gold Fields which, if exercised, would decrease the Company’s interest to 50% less one share. The APP includes several advanced-stage platinum group metal (PGM) projects. In order to earn the 60% interest and become the project operator, the Company must incur US$12,500 in approved expenditures, complete a feasibility study, make a production decision, and issue Gold Fields approximately 9.2 million of the Company’s common shares (for a 60% interest) on or before August 31, 2008. As at June 30, 2007, the Company has incurred $8,545 (US$8,038) in expenditures on the APP and these costs have been charged to exploration expense.

Shebandowan Project

On December 3, 2003, the Company entered into an option and joint venture agreement with CVRD Inco on the Haines-Conacher property which surrounds the past producing Shebandowan mine. The agreement was subsequently amended March 31, 2006 to include the mine. The nickel-copper-PGM Shebandowan Project is located approximately 100 km southwest of the Lac des Iles mine. Successive diamond drilling programs in 2005 and 2006 were carried out on three relatively shallow mineralized zones known as the West, Road and “D” zones. Preparation of a Technical Report in compliance with National Instrument 43-101 disclosing the results of a mineral resource estimate by an independent Qualified Person is in progress.

2. BASIS OF PRESENTATION

These unaudited consolidated financial statements have been prepared using disclosure standards appropriate for interim financial statements and do not contain all the explanatory notes, descriptions of accounting policies or other disclosures required by Canadian generally accepted accounting principles for annual financial statements. Such notes, descriptions of accounting policies and other disclosures are included in the Company’s audited annual consolidated financial statements included in the Company’s annual report to shareholders for the year ended December 31, 2006. Accordingly, these unaudited consolidated financial statements should be read in conjunction with the audited annual consolidated financial statements for 2006.

3. CONCENTRATE AWAITING SETTLEMENT

The value of concentrate awaiting settlement represents the value of platinum group metals and base metals from production shipped to and received by a third-party smelter between October 2006 and June 2007, which are in-process at the balance sheet date, net of refining and smelter treatment charges. At June 30, 2007, concentrate awaiting settlement included 142,683 ounces of palladium (December 31, 2006 – 129,496 ounces). Concentrate awaiting settlement is revalued and adjusted at each reporting period to reflect changes in metal prices and foreign exchange rates. All of the concentrate awaiting settlement is being processed by one domestic customer at June 30, 2007 and the Company expects full realization will occur on such receivables.

4. CONVERTIBLE NOTES PAYABLE

	June 30,	December 31,
	2007	2006
Series I convertible notes (principal amount US$35 million, maturing August 1, 2008)	$25,795	$32,048
Series II convertible note (principal amount US$13.5 million, maturing December 1, 2008)	13,238	13,162
	39,033	45,210
Less: transaction costs	(450)	—
	38,583	45,210
Less: current portion	(29,324)	(22,148)

	$9,259	$23,062

On March 29, 2006, the Company issued US$35,000 (C$41,037) aggregate principal amount of Series I convertible notes (the “Series I Notes”) due August 1, 2008 through a private placement of convertible notes and common share purchase warrants. The offering (the “Offering”) consisted of up to US$58,500 principal amount of notes. The Offering was to Kaiser-Francis Oil Company (“KFOC”) and an institutional investor (the “Purchasers”). The Offering is governed by a securities purchase agreement dated March 24, 2006 (the “SPA”) among the Company and the Purchasers.

The Series I Notes are convertible into 2,873,563 common shares of the Company at any time by the holder at US$12.18 per share. Warrants exercisable to purchase 1,436,782 common shares were issued with the Series I Notes, each warrant being exercisable to purchase one common share at an initial exercise price of US$13.48 until March 29, 2010.

The Company, at its option, had the right to sell to KFOC a Series II Note (a second tranche) in the principal amount of up to US$13,500 on or before June 30, 2006. On June 23, 2006, the Company exercised this right and issued to KFOC a US$13,500 aggregate principal amount Series II Note, due December 1, 2008. The Series II Note is convertible into 1,108,374 common shares of the Company at any time by the holder at US$12.18 per share. Warrants exercisable to purchase 554,187 common shares were issued with the Series II Note, with each warrant being exercisable to purchase one common share at an initial exercise price of US$13.48 until June 23, 2010. Pursuant to the terms of the Series II convertible note, on June 23, 2006 the Company used the proceeds to repay the balance outstanding on the US $20,000 KFOC credit facility due June 30, 2006.

The Series I and II Notes bear interest at a rate of 6.5% per annum payable bi-monthly, commencing on June 1, 2006 and August 1, 2006, respectively. Series I and II Notes are repayable in nine equal installments commencing April 1, 2007 and August 1, 2007, respectively. The interest payments and/ or repayment amounts may be paid to each Purchaser, at the Purchaser’s option, in any combination of cash and/or common shares. If common shares are issued for interest payments or in repayment of the convertible notes they will be issued at a 10% discount from the weighted average trading price of the common shares on the AMEX for the five consecutive trading days immediately prior to applicable payment date. The Company has the right to defer any principal repayment in cash until a later principal repayment date. There is no limit on the length of the deferral, other than it cannot be deferred later than the final maturity date. The Company must give five (5) business days prior notice of its intention to defer principal repayments.

Commencing June 29, 2007 for Series I and September 23, 2007 for Series II, if the weighted average trading price of the common shares for each of any 25 consecutive trading days is 150% or more of the initial conversion price (as adjusted for any stock dividend or split, or similar transaction), the Company will have the right to force the Purchasers to convert all or any of the outstanding principal amount of the convertible notes at the conversion price.

5. LONG-TERM DEBT AND CREDIT FACILITY

The Company’s long-term debt is comprised of a senior credit facility with an equipment finance company. The interest rate under the loan facility is LIBOR plus 250 basis points, or 7.87% at June 30, 2007. As at June 30, 2007, the outstanding long-term debt, including current and long-term portions (net of transaction costs) was $13,434 (December 31, 2006 - $17,654). The senior credit facility is repayable in equal quarterly installments over a five-year period with a final maturity of November 24, 2009.

On October 12, 2006 the Company closed a transaction with KFOC for a US$5,000 short-term working capital loan maturing December 31, 2006. The interest rate under the loan was the 30 day LIBOR plus 2.5% per annum. The Company paid a commitment fee of US$37 and amounts not drawn under the loan were subject to a standby fee of 0.125% per annum. In connection with the loan, the Company granted to KFOC a first priority security interest in the inventory and receivables of the Company. On December 13, 2006 the maturity date was extended to March 31, 2007, with no other changes in terms. The Company paid a commitment fee of US$25 for the extension.

6. COMMON SHARE CAPITAL AND COMMON SHARE PURCHASE WARRANTS

The authorized capital stock of the Company consists of an unlimited number of common shares and an unlimited number of special shares, issuable in series, including 10,000,000 Series A preferred shares.

(a) The following summary sets out the activity in common shares and common share purchase warrants for the six months ended June 30, 2007:

	Shares	Amount
Common shares issued, December 31, 2006	52,947,693	$331,705
Common shares issued:
Pursuant to stock options exercised	5,000	17
Fair value of stock options exercised	—	10
To group registered retirement savings plan participants	70,867	611
For interest payments on convertible notes payable	183,396	1,581
For principal payments on convertible notes payable	983,376	9,977
Private placement – flow-through shares (net)	550,000	5,686
Common shares issued, June 30, 2007	54,740,332	$349,587
Common share purchase warrants, issued pursuant to terms of Series I and II convertible notes, net of issue costs – Note 6 (b)	1,990,969	$8,038
Balance, June 30, 2007		$357,625

The Company finances a portion of its exploration activities through the issue of flow through shares. Under the terms of these share issues, the tax attributes of the related expenditures are renounced to subscribers. At the time the Company renounces the tax attributes of the expenditures to the subscribers, share capital is reduced and future tax liabilities are increased by the estimated income tax benefits renounced.

In February 2007, the Company completed a private placement of 550,000 flow-through shares for gross proceeds of $6,050 which must be spent on qualifying expenditures prior to December 31, 2008. As of June 30, 2007, the Company has spent $nil on qualifying expenditures.

On June 23, 2006, the Company completed a private placement of 270,000 flow-through common shares. The gross proceeds of $3,375 must be spent on Canadian exploration expenses prior to December 31, 2007. As at June 30, 2007, the Company has spent $1,842 on Canadian exploration expenses as defined in Section 66 of the Income Tax Act (Canada).

(b) Common Share Purchase Warrants

Pursuant to the terms of the securities purchase agreements governing the issue of the Series I and Series II convertible notes payable, warrants to purchase 1,990,969 common shares were issued and are outstanding as follows:

	Exercise		Expiry
Number of Warrants	Price		Date
Series I - 1,436,782	US$	13.48	March 29, 2010
Series II - 554,187	US$	13.48	June 23, 2010

(c) Restricted Share Unit Plan

Effective December 14, 2005, the Company adopted a Restricted Share Unit Plan under which eligible directors, officers and key employees of the Company are entitled to receive awards of restricted share units. Each restricted share unit means a unit equivalent in value to the fair market value of a common share of the Company on the date of the award. As at June 30, 2007, 16,667 restricted share units are outstanding. The fair value of the restricted share units as at June 30, 2007 is $10.03 per unit and $102 has been charged to compensation expense for the six months ended June 30, 2007.

(d) Corporate Stock Option Plan

The following summary sets out the activity in outstanding common share stock options for the six months ended June 30, 2007:

		Weighted-
		Average
		Exercise
	Shares	Price
Outstanding, beginning of period	360,133	$10.24
Granted	117,500	9.16
Exercised	(5,000)	3.42
Cancelled	(96,000)	10.46
Outstanding, end of period	376,633	$9.94
Options exercisable, end of period	167,800	$11.09

The Company recognized a stock based compensation expense of $272 for the six months ended June 30, 2007 (June 30, 2006 – $326).

(e) Contributed Surplus

The following summary sets out the changes in contributed surplus for the six months ended June 30, 2007:

	2007	2006
Opening balance	$1,269	$874
Stock compensation	249	143
Equity component of convertible notes	2,199	—
Balance at end of period	$3,717	$1,017

7.   CHANGES IN NON-CASH WORKING CAPITAL

The net changes in non-cash working capital balances related to operations are as follows:

	Three Months		Six Months
	ended		ended
	June 30		June 30
	2007	2006	2007	2006
Cash provided by (used in):
Concentrate awaiting settlement	$(2,879)	$(12,819)	$(25,264)	$(24,960)
Inventories and stockpiles	(2,482)	(964)	(1,810)	(201)
Other assets	335	572	1,166	839
Accounts payable and accrued liabilities	(2,907)	(2,720)	(4,375)	(1,764)
Taxes payable	(1,553)	(228)	(107)	(257)
	$(9,486)	$(16,159)	$(30,390)	$(26,343)

8.   REVENUE FROM METAL SALES

	Three Months		Six Months
	ended		ended
	June 30		June 30
	2007	2006	2007	2006
Palladium	$21,857	$14,941	$52,963	$31,716
Nickel	9,337	6,480	28,645	11,169
Platinum	6,228	6,862	16,173	12,031
Gold	2,202	2,249	5,478	4,240
Copper	4,115	4,691	8,239	7,345
Other metals	756	296	1,436	510
	$44,495	$35,519	$112,934	$67,011

9.   COMMITMENTS

(a) Palladium and Platinum Advance Purchase Facility

On January 19, 2007 the Company entered into a palladium and platinum advance purchase facility with Auramet Trading, LLC (“Auramet”), a precious metals merchant, providing for the sale, at the Company’s option, of an average of 10,000 ounces of palladium and 500 ounces of platinum per month. The Company may not request Auramet to purchase metals after June 15, 2008 and all sales and payment prior to that date are required to be settled by December 31, 2008. Under the terms of the agreement the Company may receive advance payments not exceeding, at any time, an aggregate maximum of US$25,000. The Company pays a commitment fee of 0.5% per annum, payable monthly, on the unused portion of the facility.

The purchase price may be fixed or provisional. For fixed pricing the Company may price at either: (i) Auramet’s current market bid price at the time of the transaction, or (ii) market limit orders, as defined under the terms of the agreement. In the case of provisional pricing, it is determined based on the afternoon fixing of the London Bullion Marketing Association immediately preceding the purchase. In each case such pricing will reflect the forward value corresponding to the scheduled delivery date. Advance payments to the Company may not exceed specified values of fixed and provisionally priced platinum and palladium. Provisional prices must be fixed prior to the scheduled delivery date for such precious metals. Each advance payment will be subject to a discount equal to LIBOR plus 1.9% per annum for the period between the date the advance payment is made and the scheduled delivery date. Upon the delivery of the precious metals to Auramet, Auramet will pay to the Company the difference between the advance payment and the purchase price.

To secure the obligations of the Company under the Agreement, the Company has granted to Auramet a security interest in the concentrates (including the precious and base metals contained therein) mined at the Lac des Iles mine, together with the proceeds arising from the sale of the concentrate, and, by way of security, an assignment of its smelting and refining agreement.

The first advance payment was used to repay the US$5,000 working capital loan from the Corporation’s major shareholder, while subsequent advance payments will be used to finance working capital requirements. The balance outstanding under the advance purchase facility at June 30, 2007 is $8,868, (US$8,342).

(b) Forward contracts

The Company may enter into forward contracts from time to time to hedge the effects of changes in the prices of metals it produces and foreign exchange on the Company’s revenues. Gains and losses realized on derivative financial instruments used to mitigate metal price risk are recognized in revenue from metal sales when the hedge transaction occurs. Currently, the Company does not have any forward contracts in place.

10. ACCOUNTING CHANGES

In July 2006, the Accounting Standards Board issued a replacement of The Canadian Institute of Chartered Accountants’ Handbook (“CICA Handbook”) Section 1506, Accounting Changes (“Section 1506”). The new standard allows for voluntary changes in accounting policy only when they result in the financial statements providing reliable and more relevant information, and requires changes in accounting policy to be applied retrospectively and unless doing so is impracticable, requires prior period errors to be corrected retrospectively and calls for enhanced disclosures about the effects of changes in accounting policies, estimates and errors on the financial statements. Section 1506 also requires disclosures of information relevant to assessing the possible impact of the application of a new GAAP standard on the Company’s financial statements in the period of initial adoption. The impact that the adoption of Section 1506 will have on the Company’s results of operations and financial condition will depend on the nature of future accounting changes. The adoption of Section 1506 effective January 1, 2007 has had no impact on these unaudited interim consolidated financial statements.

Financial Instruments

As required by The Canadian Institute of Chartered Accountants (“CICA”), on January 1, 2007, the Company adopted CICA Handbook Section 1530, Comprehensive Income; Section 3251, Equity; Section 3855, Financial Instruments-Recognition and Measurement; and Section 3861, Financial Instruments-Disclosure and Presentation. The adoption of these new standards resulted in changes in the presentation for financial instruments as described below. As required by the implementation of these new standards, the prior period consolidated financial statements have not been restated. The principal changes in the accounting for financial instruments arising from the adoption of these accounting standards are described below.

(a)  Section 1530, Comprehensive Income

Section 1530 requires a statement of comprehensive income, which consists of net income and other comprehensive income (“OCI”). OCI is a new requirement to temporarily present certain gains and losses from changes in fair value outside of net income. There has been no impact of this pronouncement for the period ended June 30, 2007, accordingly the Company’s net income and comprehensive income are equal.

(b)  Section 3251, Equity

Section 3251 describes the changes in how to report and disclose equity and changes in equity as a result of the new requirements of Section 1530, including the changes in equity for the period arising from OCI. Accumulated changes in OCI are included in the accumulated other comprehensive income (“AOCI”) and are presented in the consolidated statements of shareholders equity and comprehensive income as a separate component of shareholders’ equity. The Company has no AOCI as a result of the adoption of this new accounting pronouncement, accordingly there is no impact on the financial statements as a result of the adoption of this standard.

c)   Section 3855, Financial Instruments-Recognition And Measurement

Section 3861, Financial Instruments-Disclosure And Presentation

Under the new standards, financial assets and financial liabilities are initially recognized at fair value and their subsequent measurements are dependent on their classification as described below. Their classification depends on the purpose for which the financial instruments were acquired or issued, their characteristics and the Company’s designation of such instruments. The standards require that all financial assets be classified either as held-for-trading, available for sale, held-to-maturity, or loans and receivables. The standards require that all financial assets, including all derivatives, be measured at fair value with the exception of loans and receivables, debt securities classified as held-to-maturity and available-for-sale financial assets that do not have quoted market prices in the active market. Settlement date accounting continues to be used for all financial assets, except changes in fair value between the trade date and settlement date are reflected in the consolidated statements of earnings for held-for-trading financial assets, while changes in fair value between trade date and settlement date are reflected in OCI for available-for- sale financial assets.

Loans and receivables

Loans and receivables are non-derivative financial assets that are initially recognized at fair value and thereafter are accounted for at cost or amortized cost.

Other Liabilities

Other liabilities are initially recorded at fair value and thereafter are recorded at cost or amortized cost using the effective interest method and include all liabilities, other than derivatives or liabilities to which the fair value designation has been applied.

Embedded Derivatives

Derivatives embedded in other financial instruments or contracts are separated from their host contracts and accounted for as derivatives when their economic characteristics and risk are not closely related to those of the host contract; the terms of the embedded derivatives are the same as those of the free-standing derivatives; and the combined instrument or contract is not measured at fair value, with changes in fair value recognized in income. These embedded derivatives are measured at fair value with changes therein recognized in the statement of earnings. As at June 30, 2007 and December 31, 2006, the Company has separated the early repayment call and put options on the Company’s convertible notes payable. The fair value of the early repayment and put option was determined to be nominal and therefore there was no impact on the financial statements as a result of the bifurcation of these embedded derivatives.

Classification of Financial Instruments

The following is a summary of the accounting classification the Company has elected to apply to each of its significant categories of financial instruments outstanding as of January 1, 2007:

(i) Concentrate awaiting settlement, net and other assets are classified as loans and receivables.

(ii) All financial liabilities as other financial liabilities.

Deferred Financing Costs

Effective January 1, 2007, the Company records all transaction costs for financial assets and financial liabilities as a reduction of the related asset or liability. The effective interest rate method is now used to amortize these costs to operations. Previously the Company recorded such costs as deferred financing costs and amortized the related costs on a straight line basis over the term of the related asset or liability. As at January 1, 2007, the Company adjusted the carrying value of the related long-term debt and the convertible notes payable using the effective interest method. The impact was a decrease in the carrying value of the convertible notes payable of $855 and a decrease in the long-term debt of $107 and a decrease in deferred financing costs of $962.

11. COMPARATIVE PERIOD FIGURES

Certain prior period amounts have been reclassified to conform to the classification adopted in the current period.